UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2010	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2010

Havant, UK — June 30, 2010 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter ended May 31, 2010. Revenues for the second quarter were $455.9 million, an increase of 134.1% compared to revenues of $194.7 million for the same period last year.

For the second quarter, GAAP net income was $43.7 million, or $1.39 per diluted share, compared to GAAP net loss of $9.6 million, or $0.33 per share, in the same period last year. Non-GAAP net income was $46.8 million, or $1.49 per diluted share, compared to non-GAAP net loss of $6.6 million, or $0.22 per share, in the same quarter a year ago (1).

Gross profit margin in the second quarter increased to 18.1%, compared to 12.9% in the same period last year, primarily due to significantly increased volumes of Storage Infrastructure products.

Revenues from our Networked Storage Solutions products were $343.9 million as compared to $184.3 million in the same quarter a year ago, an increase of 86.6%. Gross profit margin in the Networked Storage Solutions business was 12.8% as compared to 12.7% a year ago. Revenues from our Storage Infrastructure products were $112.0 million as compared to $10.5 million in the same quarter a year ago. Gross profit margin in the Storage Infrastructure business was 34.6% as compared to 18.0% a year ago.

“Xyratex had an outstanding quarter with record revenue and earnings. We executed very well and were able to meet the strong demand from our customers, while continuing to invest in technologies and resources that will position us for growth going forward,” said Steve Barber, CEO of Xyratex. “Our priorities for the remainder of 2010 include strategic investment in new growth opportunities and securing new customers. We feel we are well positioned to capitalize on the positive industry dynamics that are creating significant demand for our storage products.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the third quarter of 2010 is projected to be in the range $385 to $435 million.

•                  Fully diluted earnings per share is anticipated to be between $0.77 and $1.06 on a GAAP basis in the third quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.87 and $1.16. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Wednesday, June 30, 2010 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 383-8008 in the United States and +1 (617) 597-5341 outside of the United States, passcode 55518071. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through July 7, 2010 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 69420917.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items such as restructuring costs and (d) the related tax effects. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,”

“continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (510) 687-5260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$343,900	$184,257	$614,883	$349,982
Storage Infrastructure	111,999	10,482	159,982	28,642
Total revenues	455,899	194,739	774,865	378,624

Cost of revenues	373,405	169,540	634,773	332,533
Gross profit:
Networked Storage Solutions	44,070	23,469	85,383	41,858
Storage Infrastructure	38,770	1,892	55,406	4,660
Equity compensation	(346)	(162)	(697)	(427)
Total gross profit	82,494	25,199	140,092	46,091
Operating expenses:
Research and development	21,890	17,512	40,005	36,259
Selling, general and administrative	15,305	14,833	26,877	28,660
Amortization of intangible assets	979	1,011	1,957	1,977
Restructuring costs	—	1,099	—	4,215
Total operating expenses	38,174	34,455	68,839	71,111
Operating income (loss)	44,320	(9,256)	71,253	(25,020)
Interest income (expense), net	5	25	(19)	85
Income (loss) before income taxes	44,325	(9,231)	71,234	(24,935)
Provision for income taxes	663	412	1,295	836
Net income (loss)	$43,662	$(9,643)	$69,939	$(25,771)

Net earnings (loss) per share:
Basic	$1.45	$(0.33)	$2.33	$(0.88)
Diluted	$1.39	$(0.33)	$2.25	$(0.88)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,202	29,462	29,960	29,349
Diluted	31,391	29,462	31,022	29,349

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2010	2009
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$58,307	$51,935
Accounts receivable, net	245,260	124,715
Inventories	188,959	108,625
Prepaid expenses	3,878	4,784
Deferred income taxes	405	405
Other current assets	3,507	5,825
Total current assets	500,316	296,289
Property, plant and equipment, net	44,072	44,485
Intangible assets, net	5,248	7,207
Deferred income taxes	6,075	6,269
Total assets	$555,711	$354,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$201,060	$96,386
Employee compensation and benefits payable	14,429	8,580
Deferred revenue	31,368	10,620
Income taxes payable	1,808	2,013
Other accrued liabilities	17,709	17,413
Total current liabilities	266,374	135,012
Long-term debt	—	—
Total liabilities	266,374	135,012

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,259 and 29,461 issued and outstanding	303	295
Additional paid-in capital	377,127	370,925
Accumulated other comprehensive income (loss)	(2,452)	3,598
Accumulated deficit	(85,641)	(155,580)
Total shareholders’ equity	289,337	219,238
Total liabilities and shareholders’ equity	$555,711	$354,250

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31,	May 31,
	2010	2009
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$69,939	$(25,771)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,943	9,162
Amortization of intangible assets	1,957	1,977
Non-cash equity compensation	4,277	2,472
Loss on sale of assets	69	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(120,545)	37,813
Inventories	(80,334)	26,035
Prepaid expenses and other current assets	(374)	1,896
Accounts payable	104,674	(35,477)
Employee compensation and benefits payable	5,849	(1,841)
Deferred revenue	20,748	(3,459)
Income taxes payable	(10)	39
Deferred income taxes	(1)	1
Other accrued liabilities	(2,154)	(3,669)
Net cash provided by operating activities	13,038	9,178

Cash flows from investing activities:
Investments in property, plant and equipment	(8,599)	(10,055)
Net cash used in investing activities	(8,599)	(10,055)

Cash flows from financing activities:
Proceeds from issuance of shares	1,933	87
Net cash provided by financing activities	1,933	87
Change in cash and cash equivalents	6,372	(790)
Cash and cash equivalents at beginning of period	51,935	28,013
Cash and cash equivalents at end of period	$58,307	$27,223

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)
GAAP net income (loss)	$43,662	$(9,643)	$69,939	$(25,771)

Amortization of intangible assets	979	1,011	1,957	1,977
Equity compensation	2,120	942	4,277	2,472
Restructuring costs	—	1,099	—	4,215

Non-GAAP net income (loss)	$46,761	$(6,591)	$76,173	$(17,107)

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$1.39	$(0.33)	$2.25	$(0.88)

Amortization of intangible assets	0.03	0.03	0.06	0.07
Equity compensation	0.07	0.03	0.14	0.08
Restructuring costs	—	0.04	—	0.14

Diluted non-GAAP earnings (loss) per share	$1.49	$(0.22)	$2.46	$(0.58)

Summary Of Equity Compensation

Cost of revenues	346	162	697	427
Research and development	706	317	1,424	827
Selling, general and administrative	1,068	463	2,156	1,218

Total equity compensation	2,120	942	4,277	2,472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 30, 2010	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer